UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
 Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

23 December 2011
Commission File No. 001-32846

____________________________
 CRH public limited company
(Translation of registrant's name into English)

____________________________

Belgard Castle, Clondalkin,
Dublin 22, Ireland.
(Address of principal executive offices)
____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):________

Enclosure: Notice of Substitution of Issuer

NOTICE OF SUBSTITUTION OF ISSUER

€750,000,000 7.375 per cent. Guaranteed Notes due 28 May 2014 (the “2014 Notes”) of

CRH Finance B.V. (the “Original Issuer”) issued pursuant to the

€4,000,000,000 Euro Medium Term Note Programme (the “Programme”) and

unconditionally and irrevocably guaranteed by CRH plc (the “Guarantor”)

(ISIN Code: XS0430786581; Common Code: 043078658)

Date: 22 December 2011

To the holders (the “Noteholders”) of the 2014 Notes:

The Original Issuer, CRH Finance Limited (the “New Issuer”) and the Guarantor hereby give notice of the following:

(i)
the Amended and Restated Trust Deed dated 27 August 2008 (the “Original Trust Deed”) constituting the 2014 Notes has been supplemented by a First Supplemental Trust Deed dated 22 December 2011 (the “First Supplemental Trust Deed”) between, inter alios, the Original Issuer, the New Issuer, the Guarantor and Deutsche Trustee Company Limited (the “Trustee”) which provides for the substitution (the “Substitution”) of the New Issuer in place of the Original Issuer as the principal debtor under the Original Trust Deed in relation to the 2014 Notes; and

(ii)
pursuant to Clause 21.1 of the Original Trust Deed, the Trustee, as evidenced by its execution of the First Supplemental Trust Deed, agreed with the Original Issuer, the New Issuer and the Guarantor to the Substitution which takes effect from and including 22 December 2011.

Information on the New Issuer

Overview

The New Issuer is an indirect wholly-owned subsidiary of the Guarantor. The New Issuer is incorporated in Ireland with registration number 50074. The New Issuer was incorporated under the Companies Act 1963 (as amended) on 17 December 1974 as a limited liability company under the name Cement-Roadstone Finance Limited and its name was changed to CRH Finance Limited with the approval of the Registrar of Companies on 2 June 1987. The address of the New Issuer’s registered office is 42 Fitzwilliam Square, Dublin 2, Ireland and the telephone number of the registered office is +353-1-634-4340.

The issued share capital of the New Issuer is legally and beneficially owned and directly controlled by Cement Roadstone Investment Company Limited (as nominee for the Guarantor), the Guarantor and CRH Belgard Limited (an indirect wholly-owned subsidiary of the Guarantor). The rights of the Guarantor as a shareholder in the New Issuer are contained in the articles of association of the New Issuer and will be managed by its directors in accordance with those articles and with Irish law.

Business of the New Issuer

The New Issuer is a finance company established principally to borrow and lend monies to group companies on behalf of the Guarantor.

Board of Directors

The directors and company secretary of the New Issuer and their functions and principal activities outside the Guarantor and its group of companies, are as follows:

Name	Title	Principal activities outside the CRH group
Maeve Carton(1)	Director	—
Myles Lee(1)	Director	—
Albert Manifold(1)	Director	—
Kieran McGowan(2)	Director	Director of Elan Corporation plc, Charles Schwab Worldwide Funds plc; Chairman of Business in the Community Ireland
Neil Colgan(2)	Secretary	—
The business address of each of the above is: (1) Belgard Castle, Clondalkin, Dublin 22, Ireland and (2) 42 Fitzwilliam Square, Dublin 2, Ireland.

There are no potential conflicts of interest between the duties to the New Issuer of any of the directors listed above and their private interests and/or other duties.

Litigation

The New Issuer is not nor has it been involved in any governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the New Issuer is aware), during the 12 months prior to the date hereof, which may have, or have had in the recent past a significant effect on the financial position or profitability of the New Issuer.

Share Capital

The authorised share capital of the New Issuer is €6,250,002,500 divided into 4,000,001,000 “A” Ordinary Shares with a par value of €1.25 each, 1,000 “B” Ordinary Shares with a par value of €1.25 each and 1,000,000,000 “C” Redeemable Shares with a par value of €1.25 each. Its issued and fully paid up share capital is €552,037,808 being made up of divided into 100,001,000 “A” Ordinary Shares with a par value of €1.25 each, 1,000 “B” Ordinary Shares with a par value of €1.25 each and 341,628,246 “C” Redeemable Shares with a par value of €1.25 each.

Financial Information

The audited financial statements of the New Issuer for the financial year ended 31 December 2010 are not available for inspection by Noteholders. However, the audited consolidated financial statements of the Guarantor for the financial year ended 31 December 2010 are available for inspection by Noteholders at the offices of the Paying Agents specified below.

For further information on how to obtain a copy of the Original Trust Deed, the First Supplemental Trust Deed or the audited consolidated financial statements of the Guarantor for the financial year ended 31 December 2010, please contact:

Principal Paying Agent
Deutsche Bank AG, London Branch
Winchester House
1 Great Winchester Street
London EC2N 2DB
United Kingdom

Paying Agent
Deutsche International Corporate Services (Ireland) Limited
5 Harbourmaster Place
IFSC
Dublin 1
Ireland

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company
(Registrant)

Date 23 December 2011

By:___/s/Maeve Carton___
M. Carton
Finance Director